                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)

                                 GRADCO SYSTEMS, INC.
                                   (Name of Issuer)

                           Common Stock, without par value
                            (Title of Class of Securities)

                                      384111 100
                                    (CUSIP Number)

                             Bressler, Amery & Ross, P.C.
                                   17 State Street
                                  New York, NY 10004
                          Attention: Bernard Bressler, Esq.
                                    (212) 425-9300
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 12, 1998
               (Date of Event which Requires Filing of this Statement)

-------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Martin E. Tash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     111,990
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     244,558
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     111,990

--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     244,558
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     431,548 shares of Common Stock (Includes currently exercisable options for the purchase of 75,000 shares)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


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

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arlene S. Tash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     None
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     244,558
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     None

--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     244,558
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,558 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

INTRODUCTION

     The Reporting Persons named in Item 2 below were formerly members of a group (the "Group") consisting of such persons and Plenum Publishing
Corporation, a Delaware corporation ("Plenum").   Said group jointly filed a
Schedule 13D on December 11, 1989, which was amended on January 22, 1990, August 24, 1990, September 5, 1990, October 25, 1990, January 11, 1990, September 20,
1991 and on or about the date of this filing (the "Group Filings"). The Reporting Persons are filing this Schedule 13D to reflect their individual holdings after dissolution of the Group (as disclosed in Amendment No. 7 of the Group Filings).

ITEM 1.   SECURITY AND ISSUER

     Security:      Common Stock, no par value ("Common Stock")

     Issuer:        Gradco Systems, Inc. (the "Company")
                    3753 Howard Hughes Parkway
                    Suite 200
                    Las Vegas, Nevada 89109

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed on behalf of Martin E. Tash and his wife, Arlene S. Tash.

     (b) The principal residential address of Martin E. Tash and Arlene S. Tash is 17049 Northway Circle, Boca Raton, Florida 33496.

     (c) The principal occupation of Martin E. Tash is President and Chairman of the Board of Plenum and the Company. The address of Plenum is 233 Spring Street, New York, NY 10013. The address of the Company is set forth above. Arlene S. Tash is retired.

     (d) None of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Tash are both United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The method of acquisition of shares (and interest therein), including the source and amount of consideration used in acquiring such shares is set forth in Item 3 of the Group Filings.

ITEM 4.   PURPOSE OF TRANSACTION

     As more fully set forth in the Group Filings, the Reporting Persons acquired shares for investment purposes and with a view towards influencing the management of the Company.

     The Reporting Persons have no present plans or proposals to acquire or dispose of additional securities of the Company. Mr. Tash may in the future exercise stock options that the Company has granted to him.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof:

          (i) Martin E. Tash is the sole beneficial owner of 186,990 shares of the Company, 75,000 of which constitute shares that Mr. Tash has the right to acquire upon the exercise of currently exercisable stock options. Said 186,990 shares constitute 2.4% of the outstanding Common Stock of the Company [Note: The 75,000 shares which may be acquired upon the exercise of options have been deemed outstanding for purposes of calculating the foregoing percentage.] In addition, Mr. Tash may be deemed to be the beneficial owner of 34,939 shares (0.4% of the Common Stock of the Company) owned by Plenum since Mr. Tash is President and Chairman of the Board of Plenum. Mr. Tash disclaims beneficial ownership of the shares owned by Plenum.

          (ii) Martin E. Tash and Arlene S. Tash are the joint beneficial owners of 244,558 shares of the Company, constituting 3.1% of the outstanding Common Stock of the Company. In addition, Mrs. Tash may be deemed to be the beneficial owner of the shares owned by Mr. Tash. Mrs. Tash disclaims beneficial ownership of the shares owned by Mr. Tash.

     The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.9% of the Common Stock of the Company.

     (b) (i) Martin E. Tash has the sole power to vote or direct the vote with respect to the 111,990 shares of which he is the sole beneficial owner.

          (ii) Martin E. Tash and Arlene S. Tash share the power to vote or direct the vote with respect to 244,558 shares.

     (c) There have been no transactions effected by the Reporting Persons since April 29, 1998 with respect to any shares of the Company.

     (d) No person other than each respective owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Options issued to Mr. Tash for the purchase of 50,000 shares of Common Stock of the Company at an exercise price of $3.00 per share pursuant to the Company's 1988 Stock Option Plan (as disclosed in Amendment No. 6 to the Group Filings) are now all currently exercisable.

     (b) On September 11, 1997, the Company granted to Mr. Tash options to purchase 100,000 shares of Common Stock of the Company pursuant to the Company's 1997 Stock Option Plan, at an exercise price of $2.00 per share. The options become exercisable in four installments of 25,000 each on and after February 15, 1998, 1999, 2000 and 2001. Options for 25,000 shares are currently exercisable.

     Except as set forth above or in the Group Filings, neither Reporting Person is a party to any other contracts, arrangements, understandings or relationships with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Stock Option Agreement dated as of September 11, 1997 between Gradco Systems, Inc. and Martin E. Tash.

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 29, 1998



/s/ Martin E. Tash
------------------------------------
Martin E. Tash



Date: June 29, 1998



/s/ Arlene S. Tash
------------------------------------
Arlene S. Tash